Exhibit 77D to Neuberger Berman Equity Funds
Form N-SAR - February 29, 2016

File Number: 811-00582
CIK Number: 0000044402

The prospectus of Neuberger Berman Guardian
Fund was amended to reflect that the Fund invests mainly in common stocks of companies across all market capitalizations. Prior to October 15, 2015, the Fund invested primarily in common stocks of mid- to large-capitalization companies.